

Mail Stop 3720

June 16, 2017

Andrew S. Clark
President and Chief Executive Officer
Bridgepoint Education, Inc.
8620 Spectrum Center Blvd.
San Diego, CA 92123

      Re: **Bridgepoint Education, Inc.**
              Form 10-K for Fiscal Year Ended December 31, 2016
              Response Dated June 8, 2017
              File No. 001-34272

Dear Mr. Clark:

We have reviewed your June 8, 2017 response to our comment letter and have the following comment. Please comply with this comment in future filings. Confirm in writing that you will do so and explain to us how you intend to comply.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Our reference to prior comments is to comments in our May 24, 2017 letter.

Item 1. Business

Retention, page 10

1.   We note your response to comment 1 and your proposition to disclose the number of your graduates who responded to the survey questions concerning annual income. We believe that the number of those students, by itself, is not a meaningful measure for investors. Rather, to provide context to the assertion in your fourth quarter 2016 earnings conference call that based on alumni survey responses the average salary of certain alumni increased by 20% from the time of enrollment, we believe the percentage of your graduates who filled out the survey questions regarding annual income is most relevant. Please disclose that percentage in future filings, and confirm that you will include equally relevant disclosure in the future should you refer to estimated salary or economic benefits to your alumni based on survey results, whether discussed in earnings conference calls or in your public filings.

Andrew S. Clark
Bridgepoint Education, Inc.
June 16, 2017
Page 2

You may contact Claire DeLabar, Senior Staff Accountant at (202) 551-3349 or Ivette Leon, Assistant Chief Accountant at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Shainess, Attorney-Adviser at (202) 551-7951, Celeste M. Murphy, Legal Branch Chief at (202) 551-3257, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications